FORM NSAR Q77O Transactions effected pursuant to Rule 10F3 Fidelity New York Municipal Trust

Fund	Fidelity New York Municipal Income Fund
Trade Date	8/7/2015
Settle Date	8/20/2015
Security Name	NEW YORK STATE(MT SINAI MD, NY) 5% 7/1/29
CUSIP	64990BQB2
Price	112.15
Transaction Value	$ 5,607,500.00
Class Size	$ 392,910,000.00
% of Offering	1.273%
Underwriter Purchased From	Citigroup
Underwriting Members: (1)	Citigroup
Underwriting Members: (2)	Goldman, Sachs & Co.
Underwriting Members: (3)	Academy Securities, Inc.
Underwriting Members: (4)	BofA Merrill Lynch
Underwriting Members: (5)	Fidelity Capital Markets
Underwriting Members: (6)	J.P. Morgan
Underwriting Members: (7)	Morgan Stanley
Underwriting Members: (8)	Ramirez & Co., Inc.
Underwriting Members: (9)	Rice Financial Products Company
Underwriting Members: (10)	Stifel
Underwriting Members: (11)	TD Securities